[redacted]

15046237

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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SEC
Mail Processing
Section
FEB 26 2015
Washington DC
404

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 65800 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hall & Romkema Financial Services, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3495 Coolidge
(No. and Street)

East Lansing (City) MI (State) 48823 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joe A. Romkema, COO (517) 337-8900
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Somerset CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

3925 River Crossing Parkway, Third Floor (Address) Indianapolis (City) Indiana (State) 46240-0368 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Joe A. Romkema, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hall & Romkema Financial Services, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Joe A. Romkema, CCO

Title

Notary Public

PAMELA J. MUENCHEN
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF INGHAM
My Commission Expires
Acting in the County of

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HALL & ROMKEMA FINANCIAL SERVICES, LLC
## Financial Statements
## Year Ended December 31, 2014

HALL & ROMKEMA FINANCIAL SERVICES, LLC

## TABLE OF CONTENTS

SOMERSET
CPAs AND ADVISORS

## Report of Independent Registered Public Accounting Firm

**To the Board of Directors**
**HALL & ROMKEMA FINANCIAL SERVICES, LLC**
**East Lansing, Michigan**

We have audited the accompanying statement of financial condition of Hall & Romkema Financial Services, LLC, as of December 31, 2014, and the related statements of income, changes in members' equity and cash flows for the year then ended and the related notes to the financial statements. These financial statements are the responsibility of Hall & Romkema Financial Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hall & Romkema Financial Services, LLC, as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Hall & Romkema Financial Services, LLC's financial statements. The Computation of Net Capital is the responsibility of Hall & Romkema Financial Services, LLC's management. Our audit procedures included determining whether the Computation of Net Capital reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital. In forming our opinion on the Computation of Net Capital, we evaluated whether the Computation of Net Capital, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Somerset CPAs PC

Indianapolis, Indiana
February 24, 2015

**HALL & ROMKEMA FINANCIAL SERVICES, LLC**
**Statement of Financial Condition**
**December 31, 2014**

**Assets**

| | | |
|---|---|---|
| **Current Assets** | | |
| Cash and cash equivalents | $ | 91,189 |
| Cash deposit with clearing organization | | 15,000 |
| Accounts receivable | | 191,686 |
| Prepaid expenses | | 17,202 |
| Total Current Assets | | 315,077 |
| **Property and Equipment** | | |
| Office equipment | | 5,778 |
| Accumulated depreciation | | (5,181) |
| Total Property and Equipment | | 597 |
| Total Assets | $ | 315,674 |

**Liabilities and Members' Equity**

| | | |
|---|---|---|
| **Current Liabilities** | | |
| Accounts payable | $ | 1,295 |
| Total Current Liabilities | | 1,295 |
| **Members' Equity** | | 314,379 |
| Total Liabilities and Members' Equity | $ | 315,674 |

See accompanying notes.

## HALL & ROMKEMA FINANCIAL SERVICES, LLC
## Statement of Income
## For the Year Ended December 31, 2014

| | |
|---|---|
| Revenues | |
| Advisory fees | $ 707,448 |
| Commissions | 27,014 |
| Other | 491 |
| Total Revenues | 734,953 |
| Expenses | |
| Contracted services | 103,890 |
| Consulting services | 20,516 |
| Clearing and bank charges | 31,230 |
| Professional services | 24,345 |
| Office supplies and expense | 8,342 |
| Online service | 9,111 |
| Professional fees and licenses | 4,965 |
| Other expenses | 4,555 |
| Professional liability insurance | 5,046 |
| Depreciation | 69 |
| Total Expenses | 212,069 |
| **Net Income** | $ 522,884 |

See accompanying notes.

## HALL & ROMKEMA FINANCIAL SERVICES, LLC
## Statement of Changes in Members' Equity
## For the Year Ended December 31, 2014

| | | |
|---|---|---|
| Balance at December 31, 2013 | $ | 271,495 |
| Net income | | 522,884 |
| Members' distributions | | (480,000) |
| Balance at December 31, 2014 | $ | 314,379 |

See accompanying notes.

**HALL & ROMKEMA FINANCIAL SERVICES, LLC**
**Statement of Cash Flows**
**For the Year Ended December 31, 2014**

| | |
|---|---|
| **Cash Flows from Operating Activities** | |
| Net income | $ 522,884 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 69 |
| Increase in accounts receivable | (35,145) |
| Increase in prepaid expenses | (976) |
| Decrease in accounts payable | (1,809) |
| Net cash provided by operating activities | 485,023 |
| **Cash Flows from Financing Activities** | |
| Members' distributions | (480,000) |
| Net cash used in financing activities | (480,000) |
| **Net Increase in Cash and Cash Equivalents** | 5,023 |
| Cash and Cash Equivalents, Beginning of Year | 86,166 |
| **Cash and Cash Equivalents, End of Year** | $ 91,189 |

See accompanying notes.

## Note A - Nature of Operations and Summary of Significant Accounting Policies:

### Nature of Operations

Hall & Romkema Financial Services, LLC (the Company), was formed as a limited liability company (LLC) in East Lansing, Michigan during 2002. During 2003, the Company registered as a limited corporate securities broker-dealer firm with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis, and forwards all transactions to a clearing broker. Accordingly, the Company operates under the exemptive provision of the SEC Rule 15c3-3(k)(2)(ii).

### Entity

These financial statements contain only the assets, liabilities, revenues and expenses specifically related to the business activities of the Company. They do not include the personal assets, liabilities, revenues or expenses of the individual members.

The Company's duration shall be perpetual, unless dissolved in accordance with the operating agreement.

### Revenue Recognition

The Company recognizes revenue on its variable annuity and mutual funds products when the necessary policy documents have been completed by the customer as well as the premiums associated with the related products have been received by the carrier.

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Investment advisory fees are received quarterly and are recognized as earned on a pro rata basis over the term of the contract.

### Method of Accounting

The Company's financial statements are presented on the accrual basis method of accounting.

### Accounts Receivable

The Company carries its accounts receivable at invoiced amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. The Company's policy is not to accrue interest on past due receivables.

## Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

### Cash Flows

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's original maturity date to be cash equivalents.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Property, Equipment and Depreciation

Property and equipment are carried at cost and include expenditures for new additions and those that substantially increase the useful lives of existing assets. Depreciation is computed at various rates by use of the straight-line method over the estimated useful lives of the assets, generally 5 years.

Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property and equipment retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts in the year of disposal with the resulting gain or loss reflected in earnings or in the cost of the replacement asset.

The provision for depreciation amounted to $69 for the year ended December 31, 2014.

### Long-lived Assets

Long-lived assets to be held and used are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over the fair value of the asset. Certain long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.

### Income Taxes

No provision has been made for federal and state income taxes since the proportionate share of the Company's income or loss is included in the personal tax returns of the members.

Accounting principles generally accepted in the United States of America require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

## Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

### Income Taxes (Continued)

The Company's policy is to recognize penalties and interest as incurred in its Statement of Income.

The Company's federal and state income tax returns for 2011 through 2014 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

## Note B - Related Party Transactions:

### Coolidge Road Leasing, Inc.

The Company's members are also owners of Coolidge Road Leasing, Inc., an employee leasing company (the leasing company). The Company leases labor from the leasing company. A total of $103,890 was paid by the Company to the leasing company for labor for the year ended December 31, 2014.

### Hall & Romkema, PLC

Two of the Company's members are also owners of Hall & Romkema PLC, a certified public accounting firm (the accounting firm). The Company shares office space with the accounting firm. A total of $5,380 was paid by the Company to the accounting firm for office usage and occupancy expenses for the year ended December 31, 2014.

The Company paid the accounting firm $18,301 for professional advisory, accounting, insurance and promotional fees during the year ended December 31, 2014. The Company recorded a prepaid asset of $2,812 related to insurance costs paid to the accounting firm at December 31, 2014.

## Note C - Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with two financial institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company has never experienced any losses related to these balances.

The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

**Note D - Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company is $5,000. At December 31, 2014, the Company's net capital was $103,155 which was $98,155 in excess of its minimum net capital requirement. There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Company and included in the unaudited Part II of Form X-17A-5 as of December 31, 2014.

**Note E - Statements of Changes in Liabilities Subordinated to Claims of General Creditors:**

For the year ended December 31, 2014, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

**Note F - Subsequent Events:**

The Company has evaluated subsequent events through February 24, 2015, the date on which the financial statements were available to be issued

**HALL & ROMKEMA FINANCIAL SERVICES, LLC**
**Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission**
**As of December 31, 2014**

**Net Capital**

| | |
|---|---|
| Total Members' Equity | $ 314,379 |
| Other Deductions | (209,485) |
| Haircuts on Securities | (1,739) |
| Net Capital | $ 103,155 |

**Aggregate Indebtedness**

| | |
|---|---|
| Items Included in Statement of Financial Condition | |
| Accounts Payable | $ 1,295 |
| Total Aggregate Indebtedness | $ 1,295 |

**Computation of Basic Net Capital Requirement**

| | |
|---|---|
| Minimum Net Capital Required | $ 5,000 |
| Excess Net Capital | $ 98,155 |
| Excess Net Capital at 1000% | $ 97,155 |
| Ratio: Aggregate Indebtedness to Net Capital | 0.0126 to 1 |

**Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2014)**

| | |
|---|---|
| Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report | $ 103,155 |
| Net Capital per Above | $ 103,155 |

See auditors' report on supplementary information.

SOMERSET
CPAs AND ADVISORS

**Report of Independent Registered Public Accounting Firm**

**To the Board of Directors**
**HALL & ROMKEMA FINANCIAL SERVICES, LLC**
**East Lansing, Michigan**

We have reviewed management's statements, included in the accompanying Hall & Romkema Financial Services, LLC Assertions exemption report, in which (1) Hall & Romkema Financial Services, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which Hall & Romkema Financial Services, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provision") and (2) Hall & Romkema Financial Services, LLC stated that Hall & Romkema Financial Services, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Hall & Romkema Financial Services, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other requires procedures to obtain evidence about the Hall & Romkema Financial Services, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Somerset CPAs PC

Indianapolis, Indiana
February 24, 2015

HALL &
ROMKEMA
FINANCIAL SERVICES, LLC

## Hall & Romkema Financial Services, LLC. Assertions

**Hall & Romkema Financial Services, LLC.** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception

**Hall & Romkema Financial Services, LLC.**

I, Joe A. Romkema, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Joe A. Romkema, COO

February 23, 2015

3495 Coolidge Road, East Lansing, Michigan 48823
Phone: 517.337.8900 • Toll Free: 888.400.4737 • Fax: 517.337.8906 www.harfs.com

## HALL & ROMKEMA FINANCIAL SERVICES, LLC

## SIPC Assessment Reconciliation

SOMERSET
CPAs AND ADVISORS

**Independent Accountants' Report Related to the Entity's SIPC Assessment Reconciliation as Required under SEC Rule 17a-5(e)(4)**

**To the Board of Directors**
**HALL & ROMKEMA FINANCIAL SERVICES, LLC**
**East Lansing, Michigan**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Hall & Romkema Financial Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Hall & Romkema Financial Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Hall & Romkema Financial Services, LLC's management is responsible for the Hall & Romkema Financial Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. There was no overpayment applied to the current assessment from the Form SIPC-7T on which it was originally computed, thus no comparison was required. We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Somerset CPAs PC

February 24, 2015

**SIPC-7**
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
## General Assessment Reconciliation

**SIPC-7**
(33-REV 7/10)

For the fiscal year ended December 31, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065800 FINRA DEC
Hall & Romkema Financial Services, LLC
3495 Coolidge
East Lansing MI 48823

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Joe Romema (517) 337-8900

2. A. General Assessment (item 2e from page 2) $ 1,759.40

B. Less payment made with SIPC-6 filed (exclude interest) ( 825.24 )
07/18/2014
Date Paid

C. Less prior overpayment applied ( 0.00 )

D. Assessment balance due or (overpayment) 934.16

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 934.16

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 934.16

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hall & Romkema Financial Services, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Designated Principal
(Title)

Dated the 5 day of February, 20 15.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 20 14
and ending 12/31, 20 14
Eliminate cents

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 734,953 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 31,195 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 31,195 |
| 2d. SIPC Net Operating Revenues | $ 703,758 |
| 2e. General Assessment @ .0025 | $ 1,759.40 |

(to page 1, line 2.A.)